Sections 3.1 and 3.5 of the By-Laws of the Credit Suisse Warburg Pincus Select Funds have been superceded with the following:

Section 3.1. Officers of the Trust. The officers of the Trust shall consist of a President, a Treasurer and a Secretary, and such other officers or Assistant officers as may be elected or authorized by the Trustees. Any two or more of the offices may be held by the same Person, except that the same person may not be both President and Secretary. No officer of the Trust need be a Trustee.

Section 3.5. Chairman, President, and other officers. The Chairman of the Trust, if any, shall, if present, preside at all meetings of the Shareholders and shall exercise and perform such other powers and duties as may be from time to time assigned to such person by the Trustees. The Chairman of the Trust, and if there is no Chairman of the Trust then the President, shall be the chief executive officer of the Trust and, subject to the control of the Trustees, shall have general supervision, direction and control of the business of the Trust and of its employees and shall exercise such general powers of management as are usually vested in the office of President of a corporation. Subject to direction of the Trustees, the Chairman of the Trust, if any, and the President shall each have power in the name and on behalf of the Trust or any of its Series to execute any and all loans, documents, contracts, agreements, deeds, mortgages, registration statements, applications, requests, filings and other instruments in writing, and to employ and discharge employees and agents of the Trust. Unless otherwise directed by the Trustees, the Chairman of the Trust, if any, and the President shall each have full authority and power, on behalf of all of the Trustees, to attend and to act and to vote, on behalf of the Trust at any meetings of business organizations in which the Trust holds an interest, or to confer such powers upon any other persons, by executing any proxies duly authorizing such persons. The Chairman of the Trust, if any, and the President shall have such further authorities and duties as the Trustees shall from time to time determine. In the absence or disability of the Chairman of the Trust, if any, or the President, the Vice-Presidents, in order of their rank as fixed by the Trustees or, if more than one and not ranked, the Vice-President designated by the Trustees, shall perform all of the duties of

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the Chairman of the Trust, if any, and the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon the Chairman of the Trust, if any, and the President. Subject to the direction of the Trustees, and of the Chairman of the Trust, if any, and the President, each Vice-President shall have the power in the name and on behalf of the Trust to execute any and all instruments in writing, and, in addition, shall have such other duties and powers as shall be designated from time to time by the Trustees, the Chairman of the Trust, if any, or the President.